Filed by Duke Energy Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934
                                     Subject Company: Duke Energy Holding Corp.
                                                 Commission File No. 333-126318


Duke Energy and Cinergy Announce Future Utility Company Presidents; Additional Executive Appointments

CHARLOTTE, N.C. & CINCINNATI - Plans for the integration of Duke Energy and Cinergy took another step forward Monday with the announcement of 54 additional executive level appointments effective when the merger closes next year.

"As we prepare to bring our two companies together, we have been able to draw on an incredible pool of talent," said Cinergy chairman and chief executive officer James E. Rogers, who will be CEO of the combined company. "I am confident that this leadership team will enable us to provide top quality service to our customers and strong returns to our investors going forward."

Today's announcement included the three presidents of the utility companies that will be part of the new Duke Energy.

"The three leaders chosen for our utility companies all have strong experience serving customers and working with local communities," said Rogers. "They will continue our commitment to reliable, cost effective service and community involvement."

Ellen T. Ruff, Duke Power group vice president, planning and external relations, will be president of Duke Power, the Carolinas utility business. Kay
E. Pashos, president of PSI, serving Indiana, will continue in that role.

Sandra P. Meyer, Duke Power group vice president, customer service, sales and marketing, will be president of The Cincinnati Gas & Electric Co. (CG&E) and Union Light Heat and Power (ULH&P), the northern Kentucky utility subsidiary of CG&E. Gregory C. Ficke, current president of CG&E and ULH&P, has decided to leave the company after 28 years of service, but has agreed to assist in the transition for at least one year.

Rogers and Duke Energy chairman and CEO Paul M. Anderson named their direct reports on Nov. 18. Each of those executives announced the leadership of their organizations, as follows.

U.S.Franchised Electric and Gas - Chief Commercial Officer Organization
-----------------------------------------------------------------------

James L. Turner, who will lead U.S. franchised electric and gas commercial functions, will have the three utility presidents as direct reports. He also announced:

o Myron L. Caldwell, Duke Power group vice president, finance and IT, will lead the finance function for the franchised electric and gas business.

o Douglas F. Esamann, Cinergy senior vice president, energy portfolio strategy and management, will lead strategy and planning for the franchised electric and gas business.

o Paul R. Newton, Duke Power vice president and general counsel, will lead the legal function for the franchised electric and gas business.

o James J. O'Connor, general manager, human resources for Cinergy's regulated business unit, will lead human resources for the franchised electric and gas business.

A public affairs lead for the franchised electric and gas business will be named later.

U.S.Franchised Electric and Gas - Chief Operating Officer Organization
----------------------------------------------------------------------

Thomas C. O'Connor, who will lead the new company's U.S. franchised electric and gas operations, announced the following executives will report to him:

o Todd W. Arnold, Cinergy vice president customer care, will lead customer service and the call centers.

o Theopolis Holeman, Duke Power group vice president, power delivery, will lead the power delivery function - including electric transmission and distribution - in the merged company.

o Gianna M. Manes, vice president, energy generation - Midwest region, Duke Energy North America, will lead regulated portfolio optimization.

o William R. McCollum Jr., Duke Power vice president, strategy and business development, will lead regulated fossil / hydro generation.

o In addition, Barry E. Pulskamp, Cinergy vice president, power operations, will lead operations of the combined coal fleet, reporting to McCollum. Leaders for hydro and combined cycle / combustion turbine operations will be named later.

o A. R. Mullinax, group vice president Duke Energy business services, will lead enterprise business services, which will deliver services to many areas across the company.

o Two key positions in the enterprise business services organization were also named. C. Neal Alexander Jr., Duke Power vice president, human resources, will lead human resources operations. Ronald R. Reising, Cinergy vice president and chief procurement officer, will lead the supply chain function. Other leaders in the enterprise business services organization will be named later.

o Clarence L. Ray Jr., Duke Power group vice president, procurement, construction and EH&S, will lead construction and project management for large projects.

o John J. Roebel, Cinergy vice president, generation resources, will lead engineering and technical services.

o Patricia K. Walker, Cinergy vice president, gas operations will lead CG&E gas operations.

Nuclear, Public Policy and Sustainability
-----------------------------------------

Ruth G. Shaw, who will lead the nuclear, public policy and sustainability group, named the following leadership team:

o H. Brew Barron Jr., Duke Energy group vice president nuclear generation and chief nuclear officer, will continue in that role.

o Roberta B. Bowman, Duke Energy vice president external relations, will lead sustainability and public interest.

o James B. Gainer, vice president regulatory and legislative strategy for Cinergy's regulated business unit, will lead federal energy policy.

o John L. Stowell, vice president federal legislative affairs, environmental strategy and sustainability for Cinergy's regulated business unit, will be responsible for environment, health and safety leadership.

o Robert C. (Josh) Birmingham, Duke Power general manager of human resources services, will lead the human resources function for the organization.

Duke Energy Americas
--------------------

Paul H. Barry, who will lead Duke Energy Americas in the merged company, announced these appointments:

o Curtis H. Davis, group vice president energy generation for Duke Energy Americas, will head non-regulated generation operations.

o James B. Fallon, president, marketing and trading for Cinergy's commercial business unit, will lead trading and marketing.

o Jeffrey A. Gollomp, vice president and general counsel for Cinergy's commercial business unit, will lead the strategy and development function for Duke Energy Americas, including acquisitions and divestitures.

o M. Stephen Harkness, president energy services, for Cinergy's commercial business unit, will lead Solutions, the company's third-party operations business.

o C. Gregory Harper, group vice president, energy marketing and management for Duke Energy Americas, will serve as integration and transition executive for DEA.

o Richard K. McGee, president Duke Energy International, will lead the international business.

o Lon C. Mitchell Jr., group vice president and chief financial officer, Duke Energy Americas, will lead the business' finance and IT functions.

o Katherine C. Perez, director of public relations at Duke Energy Americas, will lead the public affairs function.

o Charles R. Whitlock, vice president, commercial analytics and portfolio optimization for Cinergy's commercial business unit, will lead commercial asset management operations.

o F. Wayne Wiesen, senior associate general counsel for Duke Energy will lead Duke Energy Americas' legal function.

A human resources lead for Duke Energy Americas will be named later.

Duke Energy Gas
---------------

Fred J. Fowler, who will lead the company's gas businesses, confirmed the following direct reports.

o William H. Easter III, president and chief executive officer of Duke Energy Field Services, will continue to lead that business.

o Martha B. Wyrsch, president and chief executive officer of Duke Energy Gas Transmission, will continue to lead DEGT.

Crescent Resources
------------------

Jim W. Mogg, who will serve as advisor to the chairman, confirmed:

o Arthur W. Fields, president and chief executive officer of Crescent Resources, will continue in that position.

Finance
-------

David L. Hauser, who will lead the finance function post-merger, announced the following appointments:

o Keith G. Butler, vice president corporate tax at Duke Energy, will lead the tax function.

o R. Sean Trauschke, vice president, chief risk officer and chief credit officer of Duke Energy, will lead risk management and insurance in the new company.

o Sara S. (Sally) Whitney, Duke Energy vice president and project director, financial reengineering, will lead financial reengineering and finance IT.

Two other leadership positions in the finance organization were announced Nov.
18:

o Lynn J. Good, Cinergy executive vice president and chief financial officer, will lead the treasury function.

o Steven K. Young, Duke Energy vice president and controller, will lead the controller's function.

Hauser also announced that Joseph E. Lentz Jr., director, human resources at Duke Energy, will continue to provide HR support to the finance function.

Office of General Counsel
-------------------------

Marc E. Manly, who will lead the office of general counsel, which includes federal government affairs, internal audit, ethics and compliance, and the corporate secretary, announced the following direct reports:

o Dorothy M. Ables, Duke Energy's vice president, audit services and chief compliance officer, will lead internal audit.

o Julia S. Janson, Cinergy corporate secretary and chief compliance officer, will serve as corporate secretary and lead ethics and compliance.

o Beverly K. Marshall, Duke Energy's vice president, federal government affairs, will continue to lead that function.

o Catherine S. Stempien, Cinergy's associate general counsel, will lead the corporate legal group.

Other leaders in the legal area will be assigned in the business units.

Corporate Development
---------------------

B. Keith Trent, who will lead corporate development, including corporate strategy and mergers and acquisitions, will have the following direct reports:

o Robert Irvin, Duke Energy vice president strategy and integration, will lead market and portfolio analysis.

o David W. Mohler, Cinergy general manager strategic planning will lead strategic planning.

o Wouter T. van Kempen, Duke Energy managing director of mergers and acquisitions, will lead the mergers and acquisitions function.

o Gregory C. Wolf, vice president of Cinergy Ventures, will lead the commercial telecom businesses and investment management function.

Corporate Human Resources
-------------------------

Christopher C. Rolfe, who will lead the corporate human resources function, announced the following appointments:

o Elizabeth P. Britt, director, HR program integration, will lead human resources integration and communication.

o Karen R. Feld, Cinergy general manager, corporate compensation and benefits strategy, will lead compensation and benefits.

o Colon S. McLean, vice president human resources for Duke Energy Field Services, will lead human resources policy and strategy.

o Catherine B. Stancombe, Duke Energy director of HR compliance and risk management, will continue to lead that function.

o Richard T. (Stick) Williams, Duke Energy vice president, diversity and employee development, will lead talent management and diversity.

Other human resources leaders will be assigned in the functions they support.

Communications
--------------

Julie A. Dill, who will lead investor relations and corporate communications announced:

o Cathy S. Roche, Duke Energy vice president, corporate communications, will lead the corporate communications function.

Other direct reports in investor relations and shareholder services will be named later.

Corporate Profiles

Cinergy has a balanced, integrated portfolio consisting of two core businesses: regulated operations and commercial businesses. Cinergy's integrated businesses make it a Midwest leader in providing both low-cost generation and reliable electric and gas service. More information about the company is available on the Internet at: http://www.cinergy.com.

Duke Energy is a diversified energy company with a portfolio of natural gas and electric businesses, both regulated and unregulated, and an affiliated real estate company. Duke Energy supplies, delivers and processes energy for customers in the Americas. Headquartered in Charlotte, N.C., Duke Energy is a Fortune 500 company traded on the New York Stock Exchange under the symbol DUK. More information about the company is available on the Internet at: http://www.duke-energy.com.


Forward-Looking Statements
--------------------------

This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke Energy and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business and/or competitive factors. Additional factors that may affect the future results of Duke Energy and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke Energy and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a preliminary prospectus and a preliminary joint proxy statement of Duke Energy and Cinergy, and other materials have been filed with the SEC and are publicly available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE ENERGY, CINERGY, DUKE ENERGY HOLDING CORP. AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the joint proxy statement-prospectus as well as other filed documents containing information about Duke Energy and Cinergy at http://www.sec.gov, the SEC's Web site. Free copies of Duke Energy's SEC filings are also available on Duke Energy's Web site at http://www.duke-energy.com/investors/, and free copies of Cinergy's SEC filings are also available on Cinergy's Web site at http://www.cinergy.com.


Participants in the Solicitation

Duke Energy, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke Energy's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke Energy is included in its definitive proxy statement for its 2005 annual meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 annual meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.

Contact:           Randy Wheeless
Phone:             704/382-8379
24-Hour Phone:     704/382-8333
e-mail:            crwheele@duke-energy.com

Contact:           Steve Brash
Phone:             513/287-2226
24-Hour Phone:     N/A
e-mail:            N/A